FY 2021 Results & Business Update 17 March 2022

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi's ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "would," "could," "potential," "possible," "hope" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys' expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys' business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or any other regulatory authority (except for tafasitamab/Monjuvi® and guselkumab/Tremfya®). There is no guarantee any investigational product will be approved by regulatory authorities. Monjuvi® is a registered trademark of MorphoSys AG. Tremfya® is a registered trademark of Janssen Biotech, Inc. Forward-Looking Statements © MorphoSys - YE 2021 results 2

Q&A Jean-Paul Kress, Sung Lee, Malte Peters, Joe Horvat Financial Results & Guidance Sung Lee, CFO Development Update Malte Peters, M.D., CR&DO Highlights 2021 & Outlook Jean-Paul Kress, M.D., CEO 04 03 02 01 Agenda © MorphoSys - YE 2021 results 3

Highlights 2021 & Outlook 01 Jean-Paul Kress, M.D. CEO

OUR AMBITION To become a leader in hematology/oncology with two commercial products by 2025 2021 – A Transformational Year for Morphosys Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). © MorphoSys - YE 2021 results 5 Increase commercial momentum in r/r DLBCL and expand into 1L DLBCL and beyond Potential to change the standard of care in myelofibrosis PELABRESIB

© MorphoSys - YE 2021 results 6 1,000 sites of care 30% Academic70% Community Leading market share by continued education to change prescribing behaviors Supported by recent designation as a Preferred 2L Regimen by the NCCN guidelines Monjuvi Commercial Execution Continued Uptake in DLBCL and Building Account Momentum Q4 2021 Sales US$ 23.6MM +7 % Quarter over Quarter in 2L DLBCL new patient starts Increase patient persistence

2022 Outlook 7 + Potential to change the standard of care for patients with myelofibrosis + Compelling data from phase 2 study increase confidence in ongoing pivotal MANIFEST-2 study + Continued expansion beyond the currently approved indication + Two ongoing pivotal trials in patients with 1L DLBCL and with r/r FL and MZL + Pivotal readouts for partnered programs gantenerumab and otilimab + Proof of concept data for CPI-0209 and felzartamab + Strong balance sheet and disciplined capital allocation + Optionality with royalty streams and mid-stage pipeline © MorphoSys - YE 2021 results Tafasitamab Pelabresib Clinical Data 2022 Finances

Development Update 02 Malte Peters, M.D. CR&DO

Accelerating our Innovation and Growth Strategy

High potential mid- to late-stage pipeline

	ASSET	PARTNER	TARGET	DISEASE AREA	PHASE 1	PHASE 2	PHASE 3	MARKET
Hematology/oncology	Tafasitamab	Incyte	CD19	r/r DLBCL				MONJUVI® tafasitamab-cxix | 200mg for injection, for intravenous use
				1L DLBCL (frontMIND)	■	■	■	
				r/r FL/MZL (inMIND)	■	■	■	
	Pelabresib		BET	1L Myelofibrosis (MANIFEST-2)	■	■	■	
				1L/2L Myelofibrosis (MANIFEST)	■	■		
	CPI – 0209		EZH2	Solid tumors/ Hematological malignancies	■	■		
Auto-immune	Felzartamab		CD38	MN (M-PLACE/New-PLACE)	■	■		
				IgAN (IGNAZ)	■	■		

Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT); r/r DLBCL: relapsed/refractory diffuse large B-cell lymphoma. r/r FL / MZL: relapsed/refractory Follicular Lymphoma or Marginal Zone Lymphoma; MN: membranous nephropathy; IgAN: IgA nephropathy)

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Data from MANIFEST Underscore Pelabresib’s Potential in the 1L Setting 10 The most common hematologic adverse events were thrombocytopenia (12 percent, grade 3/4) and anemia (34 percent, grade 3/4). Non-hematological events included dyspnea (5 percent, grade 3) and respiratory tract infections (8 percent, grade 3/4). M e a n % c h a n g e f ro m b a s e li n e ( S D ) M e a n % c h a n g e f ro m b a s e li n e ( S E M ) SVR35 at wk 24: 68% S P L E E N V O L U M E M E A N % C H A N G E O V E R T I M E T S S M E A N % C H A N G E O V E R T I M E Baseline wk12 wk24 wk36 wk48 wk60 -10 -30 -40 -50 -60 -70 -80 -90 -100 0 -20 wk12 wk24 wk36 wk48 wk60 -10 -30 -40 -50 -60 -70 -80 -90 -100 0 -20 Baseline TSS50 at wk 24: 56% (46/82) (57/84) Phase 2 study – arm 3: Compelling data in 1L myelofibrosis presented at ASH 20211 © MorphoSys - YE 2021 results 1) Verstovsek et al., ASH 2021; data cut-off 10 Sep 2021; SVR35: ≥35% reduction in spleen volume from baseline; TSS50: ≥50% reduction in total symptom score from baseline; pelabresib is an investigational new drug and has not been approved by any regulatory authority

Expanding the Opportunity for Tafasitamab in DLBCL and Beyond

frontMIND Phase 3 study ongoing	1L DLBCL	30,000 patients[1] in the U.S.	Pivotal data 2025
inMIND Phase 3 study ongoing	r/r FL r/r MZL	17,000 patients[2] in the U.S., EU and Japan	Pivotal data 2023
MINDway	Optimized treatment schedule		

1) Source: DRG Epidemiology data for DLBCL (de novo + transformed from FL or CLL); Incyte and MorphoSys analyses; 2) Epidemiology estimates based on DRG NHL report, Globocon/WHO NHL incidence estimates, SEER FL incidence and mortality estimates and American Cancer Society US incidence estimates.; DLBCL: diffuse large B-cell lymphoma; r/r FL: relapsed/refractory Follicular Lymphoma

© MorphoSys - YE 2021 results
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Mid-stage Development Programs with Clinical Data Readouts in 2022 CPI-0209 and felzartamab are investigational new drugs and have not been approved by any regulatory authority 12 M-PLACE and New-PLACE studies ongoing Data expected H2 2022 Invested in solid and hematological tumors with high unmet need: Solid tumors with ARID1A mutations Lymphoma Mesothelioma Prostate cancer Data expected H2 2022 CPI-0209 – EZH2 inhibitor with potential in solid and hematological tumors Felzartamab – anti-CD38 antibody in clinical development for autoimmune diseases Membranous nephropathy (MN) IGNAZ study ongoing Data expected Q4 2022 IgA nephropathy (IgAN) © MorphoSys - YE 2021 results

Upcoming Key Clinical Milestones Broadening proprietary development pipeline DLBCL: diffuse large B-cell lymphoma. r/r FL: relapsed/refractory Follicular Lymphoma 2022 Phase 3 data Rheumatoid arthritis 2022 Otilimab — ContRAst Phase 3 data Alzheimer‘s disease H2 2022 Gantenerumab — GRADUATE Start of combo study r/r B-cell malignancies H1 2022 Tafasitamab — Plamotamab Phase 1/2 PoC data solid cancer/lymphoma H2 2022 CPI-0209 2024 – 25 Primary analysis data Myelofibrosis H1 2024 Pelabresib — MANIFEST-2 Primary analysis data in 1L 1L DLBCL H2 2025 Tafasitamab — frontMIND Pivotal studies 2022 cont. – 23 Phase 2 PoC data IgA Nephropathy Q4 2022 Felzartamab — IGNAZ Primary analysis data r/r FL H2 2023 Tafasitamab — inMIND Data update phase 2a studies Membranous Nephropathy H2 2022 Felzartamab — M-PLACE New-PLACE Developed by Roche Developed by GSK © MorphoSys - YE 2021 results 13

Financial Results and Guidance 03 Sung Lee CFO

Monjuvi U.S. Product Sales and Minjuvi Royalty Revenue © MorphoSys - YE 2021 results 15 5.0 17.1 15.5 18.0 22.0 23.6 0.1 0.7 0 6 13 19 25 Q3* '20 Q4 '20 Q1 '21 Q2 '21 Q3 '21 Q4 '21 M ill io n U S $ Royalties from ex-U.S. Sales of Minjuvi U.S. Monjuvi Product Sales * partial quarter

Q4 / FY 2021: Profit or Loss Statement On December 31, 2021 MorphoSys’ liquidity position amounted to € 976.9 million (December 31, 2020: € 1,244.0 million) © MorphoSys - YE 2021 results 16 In € million FY 2021 FY 2020 △ Q4 2021 Q4 2020 △ Revenues 179.6 327.7 (45)% 52.9 36.0 47% Product Sales 66.9 18.5 >100% 20.5 14.1 45% Royalties 65.6 42.5 54% 23.2 12.1 91% Licenses, Milestones and Other 47.2 266.7 (82)% 9.3 9.8 (5)% Cost of Sales (32.2) (9.2) 251% (9.5) (9.4) 1% Gross Profit 147.4 318.5 (54)% 43.4 26.6 63% R&D Expenses (225.2) (139.4) 62% (87.0) (52.8) 65% Selling Expenses (121.5) (107.7) 13% (32.5) (32.8) (1)% G&A Expenses (78.3) (51.4) 52% (18.2) (14.2) 28% Impairment of Goodwill (230.7) (2.1) >100% (230.7) (2.1) >100% Total Operating Expenses (655.8) (300.6) >100% (368.4) (101.8) >100% Operating Profit / (Loss) (508.3) 18.0 >(100)% (325.0) (75.2) >100% Consolidated Net Profit / (Net Loss) (514.5) 97.9 >(100)% (381.0) (16.5) >100% Earnings per Share, basic and diluted (in €) (15.40) — —% (11.16) (0.50) >100% Earnings per Share, basic (in €) — 3.01 >(100)% — — —% Earnings per Share, diluted (in €) — 2.97 >(100)% — — —%

Financial Guidance FY2022 © MorphoSys - YE 2021 results 17 Monjuvi U.S. Net Product Sales US$ 110m to 135m Gross Margin for Monjuvi U.S. Net Product Sales 75% to 80% R&D expenses € 300m to 325m SG&A expenses € 155m to 170m

Q&A 04 Sung Lee CFO Jean-Paul Kress, M.D. CEO Malte Peters, M.D. CR&DO Joe Horvat General Manager, U.S.

Thank you! www.morphosys.com 19

Financial Guidance FY2022

Including 2022 Guidance Insights

	2022 Financial Guidance	2022 Guidance Insights
Monjuvi U.S. Net Product Sales	US$ 110m to 135m	100% of Monjuvi U.S. product sales are recorded on MorphoSys' income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross Margin for Monjuvi U.S. Net Product Sales	75% to 80%	100% of Monjuvi U.S. product cost of sales is recorded on MorphoSys' income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	**€ 300m to 325m**	2022 growth over 2021 will be driven primarily by investment in ongoing pivotal phase-3 studies, excluding transaction/restructuring/other charges related to Constellation acquisition recorded in 2021.
SG&A expenses	**€ 155m to 170m**	51% to 56% of mid-point of SG&A expenses represents Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys' income statement. Incyte reimburses MorphoSys for half of these selling expenses. For 2022, we anticipate a year-over-year decline in SG&A, excluding transaction/restructuring/other charges related to Constellation acquisition recorded in 2021

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Overview of Accounting for Co-Commercialization of Monjuvi in the U.S.


Income Statement
Balance Sheet
100% Monjuvi Net Product Sales
100% Monjuvi Cost of Sales
Monjuvi Selling Expenses incurred by MorphoSys
MorphoSys Income Statement
100% of Profit/Loss from Monjuvi co-commercialization is reflected on MorphoSys' Income Statement
Monjuvi Selling Expenses incurred by Incyte
MorphoSys credits Cash and debits Financial Liability
If result is a Profit: MorphoSys refunds Incyte 50% of Profit
If result is a Loss: Incyte refunds MorphoSys 50% of Loss
MorphoSys debits Cash and credits Financial Asset

© MorphoSys - YE 2021 results
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Accounting for Royalty Pharma and Constellation Transactions Overview of major deal effects on consolidated financial statements Acquisition financing from Royalty Pharma (RP) Constellation: Purchase Price Allocation* ◼ Net assets acquired of EUR 161.7m as of July 15, 2021 ◼ Purchase price allocation under IFRS 3 identified the following items ◼ In-process R&D (intangible assets): Lead compounds of Constellation; EUR 719.4m as of July 15, 2021 ◼ Goodwill of EUR 541.6m as of July 15, 2021, comprising non- separable intangible assets (IPR&D), workforce, know-how and technology platform ◼ Deferred taxes (net liability) of EUR 38.0m as of July 15, 2021 ◼ Regular testing for impairment in future periods ◼ MorphoSys owes the following future cash flows to RP: ▪ 100% of Tremfya royalties ▪ 80% of royalties and 100% of milestone payments for otilimab ▪ 60% of gantenerumab royalties ▪ 3% on future net sales of pelabresib and CPI-0209 ◼ RP financial liabilities are in the scope of IFRS 9 ◼ Initial recognition at fair value on July 15, 2021, subsequent measurement on a quarterly basis ◼ Subsequent measurement at amortized cost based on effective interest rate (EIR) method; EUR 1,192.1m as of December 31, 2021 presented as “Financial Liabilities from Future Payments to Royalty Pharma” on the balance sheet ◼ Cash transfers from licensees to RP (e.g., Tremfya royalties) reduce the financial liabilities ◼ Balance of financial liabilities can be affected by changes in the lifetime forecast for royalty/milestone/net sales streams ◼ Finance Income/Expense can be recognized quarterly due to: ▪ Application of interest charges ▪ Foreign exchange rate changes ▪ Changes in lifetime forecast ◼ Changes to the financial liabilities and/or recognition of finance income/expense have NO cash impact on MorphoSys © MorphoSys - YE 2021 results 22 * MorphoSys obtained control over Constellation as of July 15, 2021

3Q 2020 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions
differences due to rounding

	A IFRS Q3 2020	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**22.0**	**2.2**	-	**19.8**
Monjuvi US product sales	4.4	2.2 1)		2.2
Royalties	10.2		5)	10.2
Other	7.4			7.4
Cost of Sales	**(3.7)**	**(0.2)**	-	**(3.5)**
Cost of Sales US Monjuvi product sales	(0.4)	(0.2) 2)		(0.2)
Other	(3.3)			(3.3)
Gross Profit	**18.3**	**2.0**	-	**16.3**
Gross Margin	*83.2%*			*82.2%*
Total Operating Expenses:	**(80.3)**	**(12.2)**	-	**(68.1)**
Research and Development	(34.1)			(34.1)
Selling	(32.9)	(12.2) 3)		(20.7)
General and Administrative	(13.3)			(13.3)
Operating Profit/(Loss)	**(62.0)**	**(10.2)**	-	**(51.8)**
Operating Margin	*-282%*			*-262%*
Other Income	1.7			1.7
Other Expenses	(1.3)			(1.3)
Finance Income	32.4	33.0 4)		(0.6)
Finance Expenses	(67.6)	(60.5) 4)		(7.1)
Effects from Impairment on Financial Assets	(0.4)			(0.4)
Income Tax Benefit / (Expenses)	31.8			31.8
Consolidated Net Profit/(Loss)	**(65.4)**	**(37.7)**	-	**(27.7)**
EPS, Basic and Diluted	(2.00)			(0.85)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic	32.72			32.72
Shares Used for EPS, Diluted				

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

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4Q 2020 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions
differences due to rounding

	A IFRS Q4 2020	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**36.0**	**7.1**	-	**29.0**
Monjuvi US product sales	14.1	7.1 1)		7.1
Royalties	12.1		5)	12.1
Other	9.8			9.8
Cost of Sales	**(9.4)**	**(1.2)**	-	**(8.3)**
Cost of Sales US Monjuvi product sales	(2.4)	(1.2) 2)		(1.2)
Other	(7.1)			(7.1)
Gross Profit	**26.6**	**5.9**	-	**20.7**
Gross Margin	*73.8%*			*71.5%*
Total Operating Expenses:	**(101.8)**	**(15.9)**	-	**(85.9)**
Research and Development	(52.8)			(52.8)
Selling	(32.8)	(15.9) 3)		(16.9)
General and Administrative	(14.2)			(14.2)
Impairment of Goodwill	(2.1)			(2.1)
Operating Profit/(Loss)	**(75.2)**	**(10.0)**	-	**(65.2)**
Operating Margin	*-209%*			*-225%*
Other Income	2.9			2.9
Other Expenses	(2.2)			(2.2)
Finance Income	31.6	26.7 4)		4.9
Finance Expenses	5.7	(21.7) 4)		27.4
Effects from Impairment on Financial Assets	0.4			0.4
Income Tax Benefit / (Expenses)	20.2			20.2
Consolidated Net Profit/(Loss)	**(16.6)**	**(5.0)**	-	**(11.6)**
EPS, Basic and Diluted	(0.50)			(0.35)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic	32.76			32.76
Shares Used for EPS, Diluted				

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various line item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys - YE 2021 results

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1Q 2021 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions

differences due to rounding

	A IFRS Q1 2021	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**47.2**	**6.5**	-	**40.8**
Monjuvi US product sales	12.9	6.5 1)		6.5
Royalties	11.6		5)	11.6
Other	22.7			22.7
Cost of Sales	**(5.0)**	**(1.1)**	-	**(3.9)**
Cost of Sales US Monjuvi product sales	(2.2)	(1.1) 2)		(1.1)
Other	(2.8)			(2.8)
Gross Profit	**42.2**	**5.4**	-	**36.9**
Gross Margin	*89.4%*			*90.4%*
Total Operating Expenses:	**(71.8)**	**(12.8)**	-	**(59.0)**
Research and Development	(33.3)			(33.3)
Selling	(28.2)	(12.8) 3)		(15.4)
General and Administrative	(10.3)			(10.3)
Operating Profit/(Loss)	**(29.6)**	**(7.5)**	-	**(22.2)**
Operating Margin	*-63%*			*-54%*
Other Income	1.2			1.2
Other Expenses	(2.0)			(2.0)
Finance Income	13.9	2.4 4)		11.5
Finance Expenses	(39.7)	(34.9) 4)		(4.8)
Effects from Impairment on Financial Assets	0.1			0.1
Income Tax Benefit / (Expenses)	14.5			14.5
Consolidated Net Profit/(Loss)	**(41.6)**	**(40.0)**	-	**(1.7)**
EPS, Basic and Diluted	(1.27)			(0.05)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic	32.76			32.76
Shares Used for EPS, Diluted				

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys - YE 2021 results

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2Q 2021 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions

differences due to rounding

	A IFRS Q2 2021	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**38.2**	**7.5**	**13.7**	**17.1**
Monjuvi US product sales	14.9	7.5 1)		7.5
Royalties	13.7		13.7 5)	-
Other	9.6			9.6
Cost of Sales	**(10.1)**	**(1.4)**	**-**	**(8.7)**
Cost of Sales US Monjuvi product sales	(2.8)	(1.4) 2)		(1.4)
Other	(7.3)			(7.3)
Gross Profit	**28.1**	**6.1**	**13.7**	**8.4**
Gross Margin	*73.6%*			*49.1%*
Total Operating Expenses:	**(99.5)**	**(13.7)**	**-**	**(85.8)**
Research and Development	(40.5)			(40.5)
Selling	(28.5)	(13.7) 3)		(14.8)
General and Administrative	(30.5)			(30.5)
Operating Profit/(Loss)	**(71.4)**	**(7.6)**	**13.7**	**(77.4)**
Operating Margin	*-187%*			*-454%*
Other Income	1.7			1.7
Other Expenses	(1.4)			(1.4)
Finance Income	102.4	105.8 4)		(3.4)
Finance Expenses	2.9	7.5 4)		(4.6)
Effects from Impairment on Financial Assets	0.2			0.2
Income Tax Benefit / (Expenses)	(13.5)			(13.5)
Consolidated Net Profit/(Loss)	**20.9**	**105.7**	**13.7**	**(98.4)**
EPS, Basic and Diluted	-			
EPS, Basic	0.64			(3.00)
EPS, Diluted	0.61			(2.78)
Shares Used for EPS, Basic	32.78			32.78
Shares Used for EPS, Diluted	35.37			35.37

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys - YE 2021 results
26

3Q 2021 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions

differences due to rounding

	A IFRS Q3 2021	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**41.2**	**9.3**	**16.9**	**15.0**
Monjuvi US product sales	18.6	9.3 1)		9.3
Royalties	17.0		16.9 5)	0.1
Other	5.6			5.6
Cost of Sales	**(7.5)**	**(1.8)**	**-**	**(5.7)**
Cost of Sales US Monjuvi product sales	(3.6)	(1.8) 2)		(1.8)
Other	(3.9)			(3.9)
Gross Profit	**33.7**	**7.5**	**16.9**	**9.3**
Gross Margin	*81.8%*			*62.0%*
Total Operating Expenses:	**(116.1)**	**(14.5)**	**-**	**(101.7)**
Research and Development	(64.4)			(64.4)
Selling	(32.4)	(14.5) 3)		(17.9)
General and Administrative	(19.4)			(19.4)
Operating Profit/(Loss)	**(82.4)**	**(6.9)**	**16.9**	**(92.4)**
Operating Margin	*-200%*			*-616%*
Other Income	2.0			2.0
Other Expenses	(1.2)			(1.2)
Finance Income	(17.0)	(24.8) 4)	- 6)	7.8
Finance Expenses	(55.7)	(16.3) 4)	(31.9) 6)	(7.5)
Effects from Impairment on Financial Assets	0.3			0.3
Income Tax Benefit / (Expenses)	41.2			41.2
Consolidated Net Profit/(Loss)	**(112.8)**	**(48.0)**	**(15.0)**	**(49.8)**
EPS, Basic and Diluted	(3.30)			(1.46)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic	34.13			34.13
Shares Used for EPS, Diluted				

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys - YE 2021 results

27

morphosys

4Q 2021 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions

differences due to rounding

	A IFRS Q4 2021	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**52.9**	**10.3**	**22.6**	**20.1**
Monjuvi US product sales	20.5	10.3 1)		10.3
Royalties	23.2		22.6 5)	0.6
Other	9.3			9.3
Cost of Sales	**(9.5)**	**(1.6)**	**-**	**(7.9)**
Cost of Sales US Monjuvi product sales	(3.8)	(1.6) 2)		(2.2)
Other	(5.7)			(5.7)
Gross Profit	**43.4**	**8.7**	**22.6**	**12.2**
Gross Margin	*82.0%*			*60.5%*
Total Operating Expenses:	**(368.4)**	**(15.2)**	**-**	**(353.2)**
Research and Development	(87.0)			(87.0)
Selling	(32.5)	(15.2) 3)		(17.3)
General and Administrative	(18.2)			(18.2)
Impairment of Goodwill	(230.7) 7)			(230.7)
Operating Profit/(Loss)	**(325.0)**	**(6.5)**	**22.6**	**(341.0)**
Operating Margin	*-614%*			*-1697%*
Other Income	3.4			3.4
Other Expenses	(1.7)			(1.7)
Finance Income	(2.7)	(7.7) 4)	- 6)	5.0
Finance Expenses	(89.0)	(16.0) 4)	(62.8) 6)	(10.2)
Effects from Impairment on Financial Assets	(0.2)			(0.2)
Income Tax Benefit / (Expenses)	34.4			34.4
Consolidated Net Profit/(Loss)	**(380.9)**	**(30.2)**	**(40.2)**	**(310.5)**
EPS, Basic and Diluted	(11.16)			(9.09)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic	34.15			34.15
Shares Used for EPS, Diluted				

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)
7) Write-down results from the consolidation of the Company's research and discovery activities after the acquisition of Constellation Pharmaceuticals, Inc.

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys - YE 2021 results

28

morphosys

FY 2021 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions
differences due to rounding

	A IFRS FY 2021		B Incyte Collaboration		C Royalty Pharma		A - B - C
Revenues	**179.6**		**33.5**		**53.2**		**93.0**
Monjuvi US product sales	66.9		33.5	1)			33.5
Royalties	65.6				53.2	5)	12.4
Other	47.2						47.2
Cost of Sales	**(32.2)**		**(5.2)**		**-**		**(26.8)**
Cost of Sales US Monjuvi product sales	(12.3)		(5.2)	2)			(7.1)
Other	(19.7)						(19.7)
Gross Profit	**147.4**		**28.2**		**53.2**		**66.2**
Gross Margin	*82.1%*						*71.1%*
Total Operating Expenses:	**(655.8)**		**(56.2)**		**-**		**(599.7)**
Research and Development	(225.2)						(225.2)
Selling	(121.6)		(56.2)	3)			(65.4)
General and Administrative	(78.4)						(78.4)
Impairment of Goodwill	(230.7)	7)					(230.7)
Operating Profit/(Loss)	**(508.4)**		**(27.9)**		**53.2**		**(533.5)**
Operating Margin	*-283%*						*-574%*
Other Income	8.3						8.3
Other Expenses	(6.3)						(6.3)
Finance Income	96.6		75.7	4)	-	6)	20.9
Finance Expenses	(181.5)		(59.7)	4)	(94.7)	6)	(27.1)
Effects from Impairment on Financial Assets	0.4						0.4
Income Tax Benefit / (Expenses)	76.6						76.6
Consolidated Net Profit/(Loss)	**(514.4)**		**(11.9)**		**(41.5)**		**(460.8)**
EPS, Basic and Diluted	(15.40)						(13.80)
EPS, Basic	-						-
EPS, Diluted	-						-
Shares Used for EPS, Basic	33.40						33.40
Shares Used for EPS, Diluted							

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)
7) Write-down results from the consolidation of the Company's research and discovery activities after the acquisition of Constellation Pharmaceuticals, Inc.

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys - YE 2021 results
29
morphosys